MID PENN BANCORP, INC.

2407 Park Drive

Harrisburg, Pennsylvania 17110

February 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mid Penn Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-284342
Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Mid Penn Bancorp, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 7, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Pillar Aught LLC, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Act.

Please contact Kenneth J. Rollins, of Pillar Aught LLC, at (717) 308-9633 or krollins@pillaraught.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
Name:	Rory G. Ritrievi
Title:	President and Chief Executive Officer

cc.	Kenneth J. Rollins, Esq.